Exhibit 99.1

Tiziana Life Sciences PLC

(“Tiziana” or the “Company”)

PDMR Dealing

London, New York, 18 November 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces that it has been notified that Panetta Partners Limited, an entity in which Gabriele Cerrone, the Executive Chairman has a beneficial interest, purchased 45,000 ordinary shares of 3p each in the market at a price of 84p per share.

The acquisition takes Mr Cerrone’s interests from 34.029% to 34.052% (within the 1% incremental threshold under Note 11 to Rule 9 of the UK Takeover Code).

1.	Details of PDMR / person closely associated
a)	Name	Gabriele Cerrone
2.	Reason for the notification
a)	Position / status	Executive Chairman
b)	Initial notification /amendment	Initial notification
3.	Details of the issuer
a)	Name	Tiziana Life Sciences plc
b)	LEI	213800CED47HI8PIOB36
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary Shares of 3p each
b)	Identification code of the Financial Instrument	ISIN for Tiziana Life Sciences plc: GB00BKWNZY55
c)	Nature of the transaction	Market Purchase
d)	Price(s) and volume(s)	84p 45,000
f)	Date of the transaction	18 November 2020
g)	Place of the transaction	XLON

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person who arranged the release of this information is Keeren Shah, Finance Director of Tiziana.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173

United States Investors:

Dave Gentry RedChip Companies Inc.	Office 1 800 RED CHIP (733 2447) Cell 407-491-4498 (USA) dave@redchip.com